January 10, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, Northeast

Washington, D.C. 20549

Attention:	Steve Lo
Craig Arakawa

Re:	Essential Utilities, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-06659

Dear Gentlemen:

Essential Utilities, Inc. (the “Company”) received a letter dated December 8, 2022 from the Division of Corporation Finance, Office of Energy and Transportation of the U.S. Securities and Exchange Commission, commenting on the Company’s most recent Form 10-K filed with the Commission on March 1, 2022. Your comments from the letter are repeated below, followed by the Company’s responses to the comments. The Company intends to comply with the comments in all future filings, as applicable, but believes it would be confusing to our investors to amend the above-referenced Form 10-K at this time. The Company also believes the provision of the disclosure is not materially misleading and provides the investors with useful additional information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Regulated Natural Gas Segment, page 53

1.	We note that you subtract purchased gas expenses from revenues to arrive at your non-GAAP measure, “gross margin (non-GAAP)” and that you have identified operating revenues as the most directly comparable GAAP measure. Given this calculation subtracts an expense from revenues, it appears that your non-GAAP measure is more akin to a margin type measure that should be reconciled to gross margin as defined in GAAP. Please tell us why you have not identified gross margin as defined by GAAP as the most directly comparable GAAP measure and revise to provide a corresponding reconciliation that complies with Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

We have considered the Staff’s comment and we will remove the disclosure of “gross margin (non-GAAP)” in Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning with our annual report on Form 10-K for the year ended December 31, 2022.

We had presented gross margin (non-GAAP) as we believe it provides a meaningful basis to evaluate and analyze our regulated natural gas segment performance since the Company’s operating revenues are affected by the cost of natural gas. Further, we believe the removal of purchased gas costs from operating revenues provides a more direct year-over-year comparison of performance for investors, especially given the market volatility and fluctuation in natural gas prices. The Company’s operating revenues includes revenues, or refunds of revenue, based upon a purchased gas adjustment mechanism that has no margin and instead provides a dollar-for-dollar offset to either increases or decreases in our purchased gas expense. The changes in the cost of purchased gas impacts operating revenues on a dollar-for-dollar basis without mark-up to utility customers.

We had reconciled gross margin (non-GAAP) to operating revenues (GAAP) because it was believed to be the most directly comparable performance metric. We do not report gross margin in our consolidated financial statements as we do not believe it is a meaningful and relevant measure for our industry. Instead of reconciling gross margin (non-GAAP) to a financial measure that does not appear in our consolidated financial statements, we will remove the gross margin (non-GAAP) disclosure and discussion, beginning with the Form 10-K for the year ended December 31, 2022.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 18 – Segment Information, page 121

2.	We note you disclose operating income, income before income taxes and net income (loss) for each of your reportable segments. Considering you disclose more than one measure of segment profit or loss, please revise to disclose only one measure that you believe is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the consolidated statements of operations. Refer to ASC 280-10-50-28. In addition, to the extent that the measures that are not identified as the segment measure of profit or loss under ASC 280 are presented outside the consolidated financial statements, please label them as non-GAAP financial measures and provide the required disclosures under Item 10(e) of Regulation S-K.

Response:

We have considered the Staff’s comment and will revise our disclosure in the Notes to Consolidated Financial Statements, Note 18 – Segment Information, beginning with our annual report on Form 10-K for the year ended December 31, 2022. We will revise the disclosure to disclose only one measure of segment performance that we believe to be determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the consolidated statements of operations. In referring to ASC 280-10-50-28, the Company’s chief operating decision maker primarily uses one measure of a segment’s profit or loss, and the measure is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the Company’s consolidated financial statements. The measure selected to be disclosed in future filings is determined to be net income (loss) for each reportable segment, and the other two measures, “operating income” and “income before income taxes”, are of lesser importance and will not be disclosed. Based on the 2021 table that presents information about the Company’s reportable segments which is included in the Segment Information footnote on page 121 of the 2021 Form 10-K, the Company proposes the following revised table going forward:

The following table presents information about the Company’s reportable segments as of and for the years ended December 31,:

2021	Regulated Water	Regulated Natural Gas	Other and Eliminations	Consolidated
Operating revenues	$980,203	$859,902	$38,039	$1,878,144
Operations and maintenance expense	332,598	226,194	(8,212)	550,580
Purchased gas	—	313,390	26,872	340,262
Depreciation and amortization	182,074	113,238	2,640	297,952
Interest expense, net(a)	108,356	75,628	21,341	205,325
Allowance for funds used during construction	(19,258)	(1,534)	—	(20,792)
Provision for income taxes (benefit)	26,633	(40,013)	3,768	(9,612)
Net income (loss)	293,703	148,193	(10,284)	431,612
Capital expenditures	621,595	397,419	1,505	1,020,519
Total assets	8,403,586	5,960,602	294,090	14,658,278

In addition, we confirm that to the extent that the measures which are not identified as the segment measure of profit or loss under ASC 280 are presented outside of the consolidated financial statements, then these measures will be removed from our disclosure in future filings, beginning with the annual report on Form 10-K for the year ended December 31, 2022.

Based on the 2021 table that presents information about the Company’s Regulated Water segment which is included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 50 of the 2021 Form 10-K, the Company proposes to remove operating income and income before income taxes as reflected in the following revised table beginning with the annual report on Form 10-K for the year ended December 31, 2022:

	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
Operating revenues:
Residential water	$561,996	$567,485	$518,192	$(5,489)	$49,293
Commercial water	151,071	143,479	145,599	7,592	(2,120)
Industrial water	30,230	29,764	30,667	466	(903)
Other water	89,472	67,712	72,942	21,760	(5,230)
Wastewater	132,316	121,117	105,204	11,199	15,913
Customer rate credits	—	(4,080)	—	4,080	(4,080)
Other utility	15,118	13,063	13,826	2,055	(763)
Total operating revenues	980,203	938,540	886,430	41,663	52,110
Operating expenses:
Operations and maintenance expense	332,598	309,608	315,052	22,990	(5,444)
Depreciation and amortization	182,074	171,152	155,898	10,922	15,254
Taxes other than income taxes	63,264	60,505	59,955	2,759	550
Other expense, net	81,931	91,001	81,872	(9,070)	9,129
Provision for income taxes (benefit)	26,633	22,481	(1,267)	4,152	23,748
Segment net income	$293,703	$283,793	$274,920	$9,910	$8,873

In a similar manner, based on the 2021 table that presents information about the Company’s Regulated Natural Gas segment, which is included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 52 of the 2021 Form 10-K, the Company proposes to remove operating income and income before income taxes as reflected in the following revised table beginning with the annual report on Form 10-K for the year ended December 31, 2022:

	2021	2020 (a)	2021 vs. 2020
Operating revenues:
Residential gas	$530,338	$314,274	$216,064
Commercial gas	99,596	50,239	49,357
Industrial gas	3,427	6,923	(3,496)
Gas transportation	198,195	133,685	64,510
Customer rate credits	(5,000)	(18,924)	13,924
Other utility	33,346	20,367	12,979
Total operating revenues	859,902	506,564	353,338
Operating expenses:
Operations and maintenance expense	226,194	198,383	27,811
Purchased gas	313,390	154,103	159,287
Depreciation and amortization	113,238	84,201	29,037
Taxes other than income taxes	20,801	13,307	7,494
Other expense, net	78,099	25,252	52,847
Income tax benefit	(40,013)	(25,133)	(14,880)
Segment net income	$148,193	$56,451	$91,742

In future filings, if in the event we determine that there are measures of this type outside of the consolidated financial statements, and it is decided to disclose these measures because they are believed to be meaningful to our investors, then we will label them as non-GAAP financial measures and provide the required disclosures under Item 10(e) of Regulation S-K.

*******

We hereby acknowledge we are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review comments, action or absence of action by the staff.

If you would like to discuss our responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at 610-645-4266 or by email at DJSchuller@essential.co.

Sincerely,

/s/ Daniel J. Schuller

Daniel J. Schuller

Chief Financial Officer